

July 9, 2013

<u>Via Email</u>

Reynolds C. Bish
Chief Executive Officer
Kofax Limited
15211 Laguna Canyon Road
Irvine, CA 92618

> **Re: Kofax Limited**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted Confidentially on June 12, 2013**
> **CIK No. 1556884**

Dear Mr. Bish:

We have reviewed your letter dated June 12, 2013, and the above-referenced draft registration statement, and have the following comments. Unless otherwise noted, where we reference prior comments, we are referring to our March 11, 2013 letter.

<u>Outside Front Cover Page of Prospectus</u>

1.   We will contact you separately regarding your proposed graphics.

<u>Prospectus Summary</u>

<u>Who We Are, page 1</u>

2.   We note your response to prior comment 1. Please provide support for your claims that your product:

- "transforms and simplifies" information-intensive interactions,
- creates an "optimized" constituent experience,
- reduces operating costs, and increases competiveness, growth and profitability, and
- improves organizations' ability to take advantage of prompt payment discounts, optimize cash management, and better manage valuable vendor relationships.

Alternatively, delete these claims.

3.   Please clarify the meaning of the term "First Mile" in the first sentence of this section.

4.   In the last paragraph on page 1, you state that on a non-IFRS basis, your adjusted income from operations as a percentage of total revenue grew from 10.6% to 18.5%. Please include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with IFRS for the periods referenced (i.e., fiscal 2009 and 2012). Make similar revisions in your Overview discussion on page 69. See Item 10(e)(1)(i)(A) of Regulation S-K.

Risk Factors

"Our future revenue depends in part on our installed user base continuing…," page 17

5.   Please clarify that your references to "organic" maintenance revenue and "organic" maintenance renewal rates exclude your recent acquisitions of Atalasoft and Singularity.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Financial and Operational Metrics

Revenue, page 45

6.   We note your response to prior comment 5. It appears that the key difference between sales by channel partners and direct sales, is that the small and medium sized businesses targeted by your channel partners, on the average, purchase less volume of your product and have smaller overall transaction sizes than the larger enterprises targeted by your direct sales force. Please discuss this, if true.

Business

Our Business Strengths

Recurring Revenue Streams, page 73

7.   In responding to prior comment 6, you deleted your discussion of your two sales channels. Please discuss your channel partners and direct sales force, and any material differences between these two sales methods.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel